  Exhibit 99.2

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

1.1	DATE	3
1.2	OVERVIEW	3
1.3	SELECTED ANNUAL INFORMATION	23
1.4	SUMMARY OF QUARTERLY RESULTS	23
1.5	RESULTS OF OPERATIONS	23
1.6	LIQUIDITY	26
1.7	CAPITAL RESOURCES	26
1.8	OFF-BALANCE SHEET ARRANGEMENTS	26
1.9	TRANSACTIONS WITH RELATED PARTIES	27
1.1	FOURTH QUARTER	28
1.11	PROPOSED TRANSACTIONS	28
1.12	CRITICAL ACCOUNTING ESTIMATES	28
1.13	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	28
1.14	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	28
1.15	OTHER MD&A REQUIREMENTS	28
1.15.1	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE	28
1.15.2	DISCLOSURE OF OUTSTANDING SHARE DATA	29
1.15.3	DISCLOSURE CONTROLS AND PROCEDURES	29
1.15.4	INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES	29
1.15.5	LIMITATIONS OF CONTROLS AND PROCEDURES	30
1.16	RISK FACTORS	30

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

1.1
DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements (the “Annual Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the year ended March 31, 2020, and the unaudited condensed consolidated interim financial statements (the “Financial Statements”) of the Company for the nine months ended December 31, 2020, both of which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of February 26, 2021.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion and analysis includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical fact that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although Amarc Resources Ltd. (“Amarc”) believes the expectations expressed in such forward- looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by Amarc to develop forward- looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note to Investors Concerning Estimates of Inferred Resources:

This discussion and analysis uses the terms “measured resources”, “indicated resources” and “inferred resources” which are recognized and required by Canadian regulators under National Instrument 43-101 (“43-101”). The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules adopt definitions of the terms and the categories of resources which are “substantially similar” to the corresponding terms under Canadian regulations in 43-101. Accordingly, there is no assurance any mineral resources that we may report under 43-101 would be the same had we prepared the resources estimates under the standards adopted under the SEC Modernization Rules. Amarc cautions investors not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under 43-101. Investors are cautioned not to assume that all or part of an inferred resource is economically or legally mineable.

1.2
OVERVIEW

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long life, high value British Columbia (“BC”) porphyry copper-gold (“Cu-Au”) mines. By combining high demand projects with successful management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Amarc is advancing the 100%-owned IKE, DUKE and JOY porphyry Cu±Au deposit projects located in different prolific porphyry districts in southern, central and northern BC, respectively. Importantly, each of the three projects is located in proximity to industrial infrastructure – including power, highways and rail. The IKE, DUKE and JOY projects represent significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits.

LOCATION OF THE COMPANY'S IKE, DUKE AND JOY PROJECTS

The 462 km2 IKE Project is located 33 km northwest of the historical mining community of Gold Bridge near the heartland of BC’s producing porphyry Cu mines. The Project includes the IKE porphyry Cu-Mo-Ag deposit discovery (the “IKE Deposit”), the high potential Greater Empress Cu-Au Project (the “Greater Empress” area) that hosts the Empress Cu-Au-Ag deposit (the “Empress Deposit”) and other significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also the number of promising porphyry Cu and epithermal Au-Ag targets within the greater IKE District. The Project shares many characteristics with porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits and has the potential to possess the grades and resources necessary to develop into an important mining camp.

Subject to funding Amarc is planning:
●
An expanded drill program at the IKE Deposit with the goal of establishing a mineral resource;
●
A well-planned core drilling program at the Empress Deposit to expand the mineralization which remains open; and

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

●
An integrated program in the greater Empress area to drill test high potential drill-ready targets and survey work on other promising targets to also bring them to a drill ready status.

The Company has the required drill and IP permits in hand for the proposed work programs.

Amarc’s DUKE Project is located 80 km northeast of Smithers within the Babine District (the “District”), one of BC’s most prolific porphyry Cu-Au belts. The District, a 40 by 100 km north- northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag1, and the advanced stage Morrison Cu-Au deposit. The DUKE Project includes both the DUKE porphyry Cu deposit target discovery and a series of high potential porphyry Cu-Au deposit targets generated form the Company’s comprehensive district-scale targeting programs.

The Company is currently planning:
●
To undertake the drilling required to delineate the geometry and grade distribution of its DUKE discovery in order to inform a mineral resource estimate and related studies; and
●
Initial ground surveys on its regional targets taking advantage of extensive logging road networks across the property. These focused surveys would be followed by RC drilling to test prioritized targets for the presence of potential porphyry Cu- Au mineralized systems below cover and, where a deposit target is confirmed, core drilling to determine the extent, grade and geometry of the mineralized system.

The Company has permits in hand to commence these works.

Amarc’s 100%-owned 482 km2 JOY Project covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC. The JOY claims are located approximately 20 km north of the former Kemess South Mine and the government-approved Kemess underground project. In mid-2017, Centerra Gold Inc. (“Centerra”) purchased the Kemess District from AuRico Metals Inc. for $310 million2. The Project includes the PINE porphyry Cu-Au deposit (the “PINE Deposit”) and MEX porphyry Cu-Au deposit target, which have seen several phases of historical drilling. Work by Amarc has identified significant expansion potential at both that requires drill testing at both the PINE Deposit and at MEX. In addition, Amarc’s extensive exploration surveys have defined seven large (approximately 1 to 8 km2), high potential porphyry Cu-Au exploration target areas. Each of these target areas in themselves host multiple targets that are either drill-ready, or can rapidly be brought up to a drill ready status by the completion of focused surface surveys.

Amarc works closely with local governments, indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and to do so in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and

______________________
1 MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

2 Centerra Gold Inc. news release January 8, 2018.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc’s work programs are carefully planned to achieve high levels of environmental and social performance.

The IKE Project

Amarc’s 100% owned IKE Project is located 35 km northwest of the town of Gold Bridge in southwestern BC near the heartland of the provinces producing porphyry Cu mines. It is proximal to industrial infrastructure including power, and also highways and rail that connect the Project to Vancouver and its port facilities.

Hydrothermal alteration and mineralization, which is prospective for the discovery of porphyry Cu±Au±Mo±Ag and related deposit types occurs throughout the 462 km2 IKE Project. The Project occupies a highly fertile block of crust where magmatic‐hydrothermal‐structural characteristics are favorable for the formation of intrusion-related Cu±Au±Mo±Ag deposits with good grade (see below). These characteristics are common to most porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits.

The IKE Project includes the IKE porphyry Cu-Mo-Ag deposit discovery, the high potential Greater Empress area that hosts the Empress Cu-Au-Ag deposit and significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also a number of promising porphyry Cu and Au-Ag epithermal targets within the greater IKE District. The district has the potential to possess the grades and resources necessary to develop into an important mining camp.

The IKE technical information in this section is summarized from the Company’s National Instrument 43-101 Technical Report (“IKE Technical Report”) filed under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/ahr/Home.asp.

IKE Porphyry Cu-Mo-Ag Deposit

The potential of the IKE porphyry deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example: Hole 11-1 returned 186 m of 0.41% CuEQ4 (see Table 1 for note 4) at 0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au, including 58 m of 0.52% CuEQ at 0.39% Cu, 0.031% Mo, 1.9 g/t Ag and 0.02 g/t Au; and Hole 11-2: 120 m of 0.41% CuEQ at 0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au including 32 m of 0.58% CuEQ at 0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02g/t Au.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

There was no follow up exploration until Amarc initiated exploration.

Largely co-incident magnetic, induced polarization (”IP”) chargeability geophysics and geochemical talus fines anomalies, together with geological alteration mapping have defined an extensive 9 km2 hydrothermal system, into which Amarc has completed approximately 15,455 m of core drilling in 26 widely-spaced holes. This drilling has confirmed the presence of a substantial body of porphyry Cu-Mo-Ag mineralization with encouraging grades, over an area 1,200 m east-west by 1,000 m north- south, and over a vertical extent of 875 m depth, that remains open to expansion. Table 1 provides selected drill intercepts for the IKE Deposit.

Table 1: IKE DEPOSIT
         Selected Drill Intervals from Amarc’s Drilling
Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)4	Ag (g/t)	Mo (%)	CuEQ(%)5,6
IK14005	269.4	325.4	56.0	0.31	-	1.6	0.064	0.55
	339.1	426.2	87.1	0.36	-	0.7	0.054	0.56
Incl.	347.7	378.6	30.9	0.47	-	1.2	0.052	0.67
	437.6	554.6	117.0	0.27	-	0.3	0.021	0.35
	602.9	616.1	13.2	0.29	-	0.6	0.009	0.32
IK15010	204.0	268.0	64.0	0.30	-	2.9	0.015	0.38
	293.0	421.0	128.0	0.33	-	3.1	0.022	0.43
Incl.	298.5	330.0	31.5	0.43	-	4.3	0.032	0.58
	444.0	506.0	62.0	0.24	-	2.3	0.020	0.32
IK15013	48.0	60.0	12.0	0.23	-	1.7	0.017	0.31
	75.0	99.0	24.0	0.24	-	1.9	0.044	0.41
	129.0	307.7	178.7	0.32	-	2.2	0.025	0.42
	339.5	366.5	27.0	0.18	-	1.2	0.030	0.30
	372.5	693.3	320.8	0.32	-	2.3	0.038	0.47
Incl.	527.4	651.5	124.1	0.43	-	3.3	0.063	0.68
IK16020	111.0	156.0	45.0	0.25	-	1.7	0.015	0.31
	314.5	381.9	67.4	0.35	-	2.8	0.023	0.45
Incl.	366.0	381.9	15.9	0.45	-	3.5	0.044	0.64
	395.8	456.0	60.2	0.53	-	3.7	0.045	0.72
	528.0	543.0	15.0	0.16	-	1.3	0.035	0.30
	549.0	582.0	33.0	0.23	-	1.6	0.110	0.64
IK18025	257.0	351.7	94.7	0.37	0.020	2.5	0.020	0.47
Incl.	308.0	345.4	37.4	0.48	0.025	3.4	0.030	0.62
	359.0	437.0	78.0	0.44	0.019	3.0	0.037	0.61
	461.0	482.0	21.0	0.14	0.005	1.0	0.054	0.35

CuEQ %	>=0.30 & <0.50
>=0.50

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Notes to Table 1

1
Widths reported are drill widths, such that the thicknesses are unknown.

2
All assay intervals represent length-weighted averages.

3
Some figures may not sum exactly due to rounding.

(-) means not assayed for.

4
Copper equivalent (CuEQ) calculations use metal prices of: Cu US$3.00/lb, Mo US$12.00/lb, Ag US$18.00/oz and Au US$1,400.00/oz and conceptual recoveries of: Cu 90%, Au 72%, 67% Ag and 82% Mo. Conversion of metals to an equivalent Cu grade based on these metal prices is relative to the Cu price per unit mass factored by predicted recoveries for those metals normalized to the copper recovery. The metal equivalencies for each metal are added to the Cu grade. The general formula for this is: CuEQ % = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Mo % * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)).
5
The estimated metallurgical recoveries are conceptual in nature. There is no guarantee that the metallurgical testing required to determine metal recoveries will be done or, if done, the metallurgical recoveries could be at the level of the conceptual recoveries used to determine the CuEQ.
6
Details of analysis, QA/QC and data verification for the IKE Deposit drilling is provided in the 2020 IKE National Instrument 43-101 Technical Report, which is posted on the Amarc website and the Company’s profile on SEDAR.

Like many major porphyry deposits, the IKE deposit formed in a very active, multi-stage hydrothermal system that was extensive and robust. Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. Its overall geological setting is similar to that of many important porphyry belts along the Cordillera in North and South America.

Core observations and initial petrographic studies at IKE indicate that the chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good-grade Cu and Mo concentrates by standard flotation processing.

Subject to funding, the Company is planning an expanded phased drill program at the IKE deposit with the goal of establishing a mineral resource, which will provide the basis for initial future economic studies. The Company has the required permit in-hand for the proposed drill programs.

Empress Deposit and Greater Empress Area Au-Rich Porphyry Cu and Replacement-Style Deposit Potential

Having recognized the potential of the IKE Deposit, Amarc consolidated the IKE Project tenure. This included an important 35 km2 sub-area of the Project located 6 km north of the IKE Deposit, that straddles the Coastal Plutonic Complex (“CPC”) contact for approximately 15 km. This area known as the Greater Empress area is centred on the high grade Empress Cu-Au-Ag Deposit. The Greater Empress area has seen exploration completed by several operators since the 1920’s. Recent compilation and integration of useful historical information from geochemical and geophysical surveys and also drilling, permitted a rapid advancement in the understanding of the potential both to expand the Empress Deposit, and throughout the area with the recognition of significant porphyry Cu±Au±Mo-Ag and Cu-Au-Ag replacement deposit targets. Potential also exits for auriferous, polymetallic/mesothermal-epithermal deposits. The Company has the required permits in-hand for the proposed drill programs and IP geophysical surveys.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Empress Cu-Au-Ag Replacement Deposit

Historical drilling at Empress has indicated a significant body of good grade Cu-Au mineralization, which remains open to expansion with a modern core drilling program. Table 2 provides selected drill historical intercepts for the Empress Deposit. Mineralization at Empress is considered to have formed by the replacement of previously altered volcanics by a quartz-magnetite-sulphide assemblage, with higher Cu-Au-Ag grades commonly occurring within 100 m in vertical distance above the CPC’s contact, within the overlying volcanics. An initial examination of historical drill core by the Amarc team recognized the nearby, Granite porphyry Cu-Au-Ag-Mo deposit target, which is shallowly concealed by overburden. The Granite porphyry deposit target is considered a probable source of the Empress Deposit replacement fluids. Historical core drill intercepts at Granite include Hole 91-49 which returned 92 m of 0.38% CuEQ4 (see Table 1 for note 4) @ 0.22% Cu, 0.23 g/t Au, 0.008% Mo and 0.4 g/t Ag. This target has not been delineated and mineralization remains open to expansion. Step-out drilling from the known mineralization is required.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Table 2: EMPRESS DEPOSIT
Selected Drill Intervals from Historical Drilling
Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)4	CuEQ (%)5,6
76-2	51.2	114.9	63.7	0.37	0.492	0.1	-	0.64
Incl.	60.4	72.4	12.0	0.51	0.442	-	-	0.76
Incl.	103.0	114.9	11.9	0.75	0.721	0.4	-	1.15
	139.6	185.3	45.7	0.42	0.350	0.6	-	0.61
Incl.	139.6	157.9	18.3	0.39	0.941	1.1	-	0.91
Incl.	173.1	185.3	12.2	0.73	0.010	-	-	0.74
	209.4	215.8	6.4	0.74	0.758	-	-	1.15
76-3	5.2	17.7	12.5	0.23	0.162	1.6	-	0.33
	26.8	102.9	76.1	0.92	1.418	4.7	-	1.72
Incl.	26.8	37.6	10.8	0.49	4.244	2.3	-	2.81
Incl.	42.7	74.4	31.7	1.11	1.388	4.5	-	1.89
88-2	7.3	50.3	43.0	0.36	0.326	1.3	0.005	0.57
Incl.	13.4	29.9	16.5	0.62	0.579	2.3	0.002	0.95
88-7	17.7	69.5	51.8	0.47	0.457	2.4	0.002	0.74
Incl.	48.4	64.6	16.2	0.98	0.741	5.7	0.001	1.43
89-2	21.6	123.7	102.1	0.36	0.361	2.7	0.001	0.58
Incl.	26.5	37.0	10.5	0.31	0.754	3.2	0.003	0.75
Incl.	60.6	78.9	18.3	0.72	0.573	3.8	0.001	1.06
Incl.	99.1	118.0	18.9	0.49	0.470	4.2	0.001	0.78
89-8	9.1	115.5	106.4	0.35	0.359	1.5	0.003	0.56
Incl.	78.0	99.6	21.6	0.69	0.913	2.8	0.003	1.21
90-17	107.6	113.4	5.8	0.55	0.446	1.6	0.010	0.84
	143.9	200.3	56.4	1.38	1.666	4.1	0.009	2.35
90-18	22.6	29.3	6.7	0.15	0.300	0.7	0.008	0.35
	35.0	40.5	5.5	0.15	0.523	0.3	0.006	0.46
	47.9	74.4	26.5	0.47	0.683	3.2	0.010	0.90
	79.9	92.7	12.8	0.15	0.254	0.4	0.003	0.31
	107.0	161.9	54.9	0.78	0.746	1.0	0.004	1.20
90-21	10.4	19.5	9.1	0.31	0.336	0.5	0.011	0.53
	140.5	192.9	52.4	1.10	1.209	2.5	0.004	1.79
Incl.	153.3	175.3	22.0	1.58	1.671	2.6	0.006	2.52
Incl.	182.6	191.1	8.5	1.92	2.735	7.8	0.006	3.48
	198.4	218.8	20.4	0.30	0.542	1.3	0.002	0.61
90-22	143.9	190.2	46.3	1.15	1.415	4.2	0.009	1.98
90-29	94.2	110.6	16.4	0.43	0.171	1.3	0.003	0.55
	141.7	214.6	72.9	0.37	0.433	0.6	0.003	0.62
Incl.	178.3	194.8	16.5	0.86	1.069	1.5	0.003	1.46

 For notes refer to Table 1.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Greater Empress Area Cu±Au±Mo-Ag Porphyry and Replacement Targets

In addition to the Empress deposit, the 35 km2 Greater Empress area includes seven identified compelling porphyry and replacement-style Cu-Au±Mo±Ag deposit and exploration targets. The deposit targets include, Empress East, Empress Gap, Granite (as discussed above) and Buzzer, and the earlier-stage exploration targets include Empress West. Each are discussed below with selected historical drill results provided in Tables 3 and 4. These targets are either: not fully drill delineated or have been tested only by shallow, widely-spaced historical reconnaissance percussion drilling: and can with focused exploration be brought to a drill ready status.

Empress East Cu-Au-Ag Replacement Deposit Target: Located 1 km east of the Empress Deposit, limited historical core holes drilled at the Empress East deposit target intercepted mineralization similar to that at the Empress deposit in both style and grade. This drilling together with moderate to locally strong IP chargeability responses, magnetic geophysical features, and results from historical Cu and Au soil geochemistry where (>250 ppm Cu and ≥50 ppb Au values closely reflect the first three historical drill samples results at the base of overburden, see IKE Technical Report), indicate there is significant potential with further core drilling to enlarge this body of mineralization. Notably there is a complete absence of drill holes in the southern part of this target, which is at a position that is analogous to shallower, high grade Cu-Au-Ag replacement-style mineralization at the Empress deposit to the west.

Table 3: EMPRESS EAST DEPOSIT TARGET
         Selected Drill Intervals from Historical Drill

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu(%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)5,6
91-39	9.8	37.8	28.0	0.34	0.543	1.2	0.002	0.66
	107.6	147.5	39.9	0.40	0.332	0.8	0.004	0.60
Incl.	141.4	147.5	6.1	1.23	0.928	2.2	0.009	1.78
91-54	73.1	85.0	11.9	0.31	0.221	0.7	0.001	0.44
	108.2	158.2	50.0	0.46	0.304	1.0	0.002	0.64

For notes refer to Table 1.

Empress Gap Cu-Au-Ag Replacement Deposit Target: Results from limited historical drilling, comprising 11 shallow percussion drill holes and three deeper core holes in the >1 km long Empress Gap zone located between the Empress Deposit and Empress East, suggest a clear opportunity to discover additional Cu-Au-Ag mineralization in proximity to the volcanic-CPC contact. Many of the short percussion holes returned anomalous Cu‐Mo (Au and Ag were not analyzed for), potentially indicative of higher-grade underlying mineralization as at the Empress Deposit. Of the deeper core holes, Cu‐Au mineralization associated with alteration similar to that at Empress is also reported, however only two of these holes reached the volcanic-CPC contact.

Empress Gap is a significantly underexplored target and drill testing of areas close to the CPC-volcanic contact is required.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Buzzer Cu-Au-Ag±Mo Porphyry Deposit Target: The Buzzer deposit target is located in the eastern side of the Greater Empress area inboard of the CPC. Historical drilling at Buzzer has intercepted high-grade Cu-Au-Ag-Mo porphyry mineralization hosted in biotite altered intrusions (Table 4). Whether these mineralized intrusions, are part of a small high-level cupola or a large mineralized intrusive mineralized body below, as indicated by magnetic surveys, cannot be determined from the limited drilling.

The Granite and Buzzer porphyry systems demonstrate that significant porphyry-style mineralization is present in the Greater Empress area, and that further exploration surveys and drilling have the potential to make new porphyry discoveries, both inboard and outboard from the CPC contact.

Table 4: BUZZER DEPOSIT TARGET
Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)4	Ag (g/t)4	Mo (%)	CuEQ (%)5,6
DDH-3†	21.3	120.4	99.1	0.43	-	-	0.042	0.58
DDH-4†	14.6	113.4	98.8	0.37	-	-	0.037	0.50
X-1	0.0	5.9	5.9	0.15	0.237	5.8	0.013	0.36
	9.5	42.5	33.0	0.26	0.175	3.4	0.042	0.53
Incl.	24.7	40.8	16.1	0.40	0.268	5.0	0.064	0.81
X-3	0.0	44.2	44.2	0.67	0.496	5.3	0.046	1.14
Incl.	10.7	38.1	27.4	0.86	0.724	6.6	0.059	1.51
GC11-74	11.4	52.2	40.8	0.28	0.210	1.8	0.012	0.44
Incl.	15.0	27.0	12.0	0.41	0.281	2.6	0.021	0.66

For notes refer to Table 1.

†
Assay interval from historically reported composite. Individual assay results are unknown.

Empress West Cu-Au-Ag Exploration Target: This large target, which extends more than 2 km to the west of the Empress deposit along the favorable CPC-volcanic contact, has only been tested by widely-spaced and shallow percussion holes and a few core. It exhibits the same geological setting as the Empress Deposit, and the potential to discover additional Cu-Au-Ag mineralization is indicated by the results of the historical drilling when combined with magnetic and IP survey data, and known Cu-Au-Mo anomalies in soils. Modern IP and drilling are required to test a series of defined targets.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

IKE District Porphyry and Epithermal Targets

The IKE District hosts several known centres of porphyry Cu mineralization (Rowbottom, Mad Major- OMG) and Au-Ag epithermal mineralization (Battlement, Mewtwo) that exist outside of, but in proximity to and between, the IKE Deposit and Greater Empress areas. Limited exploration by historical operators and/or Amarc indicates that further survey work followed by drilling is warranted at these targets. The Company has the permits in-hand for the potential work program.

Rowbottom Cu-Mo-Au Porphyry Deposit Target: At Rowbottom, porphyry-style mineralization and alteration is intermittently exposed along 550 m of Rowbottom creek, and spatially associated with an extensive 1.3 km by 1.0 km IP chargeability anomaly that remains open for further surveying. Limited historical shallow percussion drilling returned good Cu and Mo grades (Au and Ag were not analysed for), and a single core hole completed by Amarc confirmed the presence of Au and Ag. Historical drill intercepts include for example: Hole S-64: 49 m of 0.51% CuEQ4 (see Table 1 for note 4) 0.49% Cu and 0.007% Mo and Hole S-24: 43 m of 0.40% CuEQ at 0.28% Cu and 0.032% Mo.

The Amarc core hole intersected significant intervals of porphyry Cu-Mo mineralization hosting elevated Ag and Au values, which are cut by a number of post mineral dykes and returned, for example: RB17001: 66 m of 0.38% CuEQ4 at 0.29% Cu, 0.006% Mo, 0.08 g/t Au and 4.1 g/t Ag and 21 m of 0.43% CuEQ at 0.38% Cu, 0.007% Mo and 4.3 g/t Ag.

An historical soils grid along with both the historical and Amarc IP chargeability anomalies suggest that a larger system could be present, warranting further drilling both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit target.

Mad Major Cu-Mo Porphyry Target: The Mad Major-OMG target area extends over approximately 23 km2 area of highly anomalous stream sediment geochemistry and gossanous ridges (see IKE Technical Report). Amarc’s exploration, and that of historical operators, has defined several large IP chargeability and magnetic geophysical, talus fines and soils geochemical and geological alteration mapping anomalies that remain to be adequately drill tested. Amarc has completed only eight very wide-spaced core holes into the target, and the source of the IP and geochemical anomalies is yet to be determined. Additional survey work and drilling are warranted.

Battlement and Mewtwo Au-Ag Epithermal Targets: Although not the focus of Amarc’s exploration, epithermal potential exits on the IKE Project. For example, at both Battlement and Mewtwo reconnaissance stage exploration suggests a geological environment that is permissive for either, or both, a porphyry or epithermal-type deposits. Further exploration is warranted at both targets.

In summary collectively the IKE Deposit, Empress Deposit, Greater Empress area and IKE District target areas as described warrant substantial exploration programs.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

IKE Project Capped Royalties

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties, which make up the IKE Project. The mineral claims comprising the Juno Property were staked and are owned 100% by the Company.

In July 2014, Amarc acquired a 100% interest in the IKE property from Oxford Resources Inc. (“Oxford”, formerly Highpoint Exploration Inc.). At that time Oxford’s ownership interest was converted to a 1% Net Smelter Returns (“NSR”) royalty, which can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the company’s sole election).

The IKE property is also subject to a 2% underlying NSR royalty to two underlying owners, whereby Amarc has the right to purchase: (1) one half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time prior to commercial production; and (2) the second half of the royalty (1%) also for $2 million ($1 million of which is payable in cash, and the balance in Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time on or before a commercial mine production decision has been made in respect of the IKE property. Amarc has agreed that upon completion of a positive feasibility study it will issue 500,000 common shares to the underlying owners.

In November 2014, Amarc acquired a 100% interest in the adjoining Granite property from Great Quest Fertilizers Ltd. ("Great Quest", previously known as Great Quest Metals Ltd., which is also referred to as “Great Quest” herein). Great Quest holds a 2% NSR royalty on that property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

In January 2017, Amarc acquired a 100% interest in the adjoining Galore property from Galore Resources Inc. ("Galore Resources"), clear of any royalties to Galore Resources. In January 2018, Amarc concluded an agreement with the underlying owners of the Galore property, whereby Amarc acquired all of the underlying owners’ residual interest in and to the Galore property, including five NSR and five NPI royalties.

On September 3, 2015, Amarc entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE Project. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study. On January 11, 2017, Amarc announced that Thompson Creek, having been acquired by Au-focused Centerra, relinquished its option to earn up to a 50% interest in the IKE Project. Thompson Creek had a 10% participating interest in the IKE Project by investing $6 million in exploration programs undertaken in 2015 and 2016, and elected to exchange its participating interest for a 1% Conversion NSR royalty from mine production, which is capped at a total of $5 million. As a result, Amarc re-acquired 100% interest in the IKE Project.

The DUKE Project

Amarc’s 100% owned DUKE Project is located 80 km northeast of Smithers within the Babine District (the “District”), one of BC’s most prolific porphyry Cu-Au belts. The District, a 40 by 100 km north- northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag1, and the advanced stage Morrison Cu-Au deposit. Amarc’s DUKE porphyry Cu discovery is located 30 km north of the Bell Mine. Extensive infrastructure exists in the District, which primarily relates to the forestry industry but also dates back to mining activity.

The 704 km2 DUKE Project includes both the DUKE porphyry Cu deposit target discovery (“DUKE”) and a series of high potential porphyry Cu-Au deposit targets generated form the Company’s district- scale targeting program.

The DUKE technical information in this section is summarized from the Company’s National Instrument 43-101 Technical Report (DUKE Technical Report) filed under Amarc’s profile at www.sedar.com and on the Company’s website at

Porphyry Cu Expansion Potential at the Duke Deposit Target

The porphyry Cu system at DUKE has seen only limited drilling. Many of the 30 historical shallow and closely-spaced core holes intersected and ended in significant Cu-Mo-Ag-Au mineralization. In the main area of known mineralization, these holes extended to only 124 m vertical depth from surface. Examples of the intercepts from the historical drill holes are provided in Table 5.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Table 5: DUKE DEPOSIT TARGET
Selected Drill Intervals from Historical and Amarc’s Drilling

Drill Hole	From (m)	To (m)	Int.(m)1,2,3	Cu%	Au(g/t)4	Ag(g/t)	Mo(%)	CuEQ(%)5,6
70-027	30.5	143.3	112.8	0.29	0.060	1.1	0.012	0.38
	73.1	85.3	12.2	0.41	0.091	1.6	0.010	0.50
70-107	21.3	164.6	143.3	0.26	0.068	1.7	0.016	0.37
Incl.	115.8	131.0	15.2	0.47	0.110	2.9	0.027	0.64
71-147	28.6	115.2	86.6	0.40	0.053	2.2	0.021	0.52
Incl.	34.8	74.4	39.6	0.48	0.067	2.6	0.023	0.61
DK17002	17.0	32.0	15.0	0.44	0.126	2.1	0.019	0.59
	40.3	142.0	101.7	0.22	0.064	1.3	0.014	0.31
	238.0	268.0	30.0	0.33	0.069	1.9	0.019	0.45
	308.5	399.0	90.5	0.21	0.043	1.1	0.025	0.34
	450.5	523.0	72.5	0.23	0.030	1.2	0.022	0.33
Incl.	486.0	495.0	9.0	0.41	0.062	2.0	0.040	0.61
DK18005	13.5	89.9	76.4	0.23	0.042	1.1	0.012	0.30
	98.9	246.0	147.1	0.27	0.046	1.1	0.028	0.40
Incl.	125.0	137.0	12.0	0.32	0.072	1.1	0.037	0.51
Incl.	212.1	231.9	19.8	0.45	0.062	2.0	0.033	0.62
	302.0	344.0	42.0	0.28	0.059	1.2	0.019	0.38
DK18006	98.0	416.0	318.0	0.24	0.052	1.1	0.012	0.32
Incl.	206.0	296.0	90.0	0.27	0.067	1.2	0.015	0.37
Incl.	338.0	416.0	78.0	0.30	0.055	1.4	0.016	0.39
and	347.0	405.2	58.2	0.34	0.059	1.5	0.015	0.45

For notes refer to Table 1.

7 Results of these historical Ducanex JV drill holes are from the 1991 Corona resampling and analyses by Acme.

The historical drilling was centered within a restricted part of a robust, 3 km north-south by 1 km east-west historical IP chargeability anomaly, which is thought to have been offset by faulting. When reconstructed, this IP chargeability anomaly has a classic donut shape that was the target of Amarc’s eight core holes completed in 2017 through 2018 (see December 19, 2017 and June 12, 2018 news releases). Seven of the eight core holes drilled over an area measuring approximately 400 m north-south by 600 m east-west successfully intersected porphyry Cu-style mineralization to a vertical depth of 360 m. This mineralization remains open to expansion. Select intercept examples are provided in Table 5.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Notably, a single step-out hole (DK18004) completed by Amarc more than 1 km to the north of the seven other Amarc holes, and within the displaced portion of the IP chargeability anomaly, intersected substantial lengths of moderate to low grade Cu and Mo mineralization, confirming a very extensive lateral dimension to the DUKE porphyry Cu system.

Subject to financing Amarc is currently planning how best to undertake the drilling required to delineate the geometry and grade distribution of its DUKE discovery in order to inform a mineral resource estimate and related studies. The Company has the permit in hand to commence potential works.

New Duke District Porphyry Cu-Au Targets

Appreciating the Cu-Au prospectivity of the Babine District and its relatively unexplored nature due to widespread glacial cover (4 m to 18 m thick in the Amarc DUKE discovery drill holes), Amarc has completed a comprehensive compilation of government and historical data over the entire 704 km2 DUKE Project. This integrated study provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine District, identifying 12 previously unrecognized high potential porphyry Cu-Au deposit targets. These target areas were defined, for example, by anomalous Cu-Au-Mo-Ag (and other porphyry indicator elements) till geochemistry, till samples with identified grains of bornite, chalcopyrite and/or favorable biotite feldspar porphyry, compelling up- ice magnetic geophysics features, and indications of structural control along faults emanating from large deep-seated regional structures that likely controlled the emplacement of the prospective intrusions, along with numerous other scientific vectors.

Regionally, Amarc is planning for initial, focused ground surveys taking advantage of extensive logging road networks across the property. These surveys would be followed by RC drilling that would test prioritized targets for the presence of potential porphyry Cu mineralized systems below cover and, where a deposit target is confirmed core drilling to determine the extent, grade and geometry of the mineralized system. The Company has an IP permit in hand to commence these works.

DUKE Project Royalties

Amarc holds 100% interest in the DUKE Project free of any royalty.

The JOY Project

Amarc’s 100%-owned 482 km2 JOY Project covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC (see May 15, 2020 news release). The Kemess District is well-known to Amarc’s technical team through their association with Hunter Dickinson Inc. (“HDI”); its members are credited as being the first to recognize the District’s true porphyry potential, acquiring both the early-stage Kemess North and Kemess South prospects and advancing them to significant porphyry Cu-Au deposits, before selling the projects to a predecessor of Northgate Minerals (“Northgate”). Northgate went on to develop the Kemess South mine (BC’s third largest Au producer),

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

producing three million1 ounces of Au, and 750 million pounds of Cu over a 13-year period to 20113. The southern area of the Kemess District, now owned by Centerra, includes the government-approved Kemess Underground Project (the deeper higher-grade extension of the Kemess North deposit), the advanced stage Kemess East deposit as well as the mined-out Kemess South deposit. The resource road that services Centerra’s deposits and the historical Lawyers and Shasta Au-Ag mines, also provides access to Amarc’s JOY Project.

The PINE target on the JOY Project have seen several phases of historical drilling. Work by Amarc has identified significant expansion potential at both the Pine Deposit and the MEX Target that requires drill testing. In addition, Amarc has defined seven large (approximately 1 to 8 km2), high potential porphyry Cu-Au exploration target areas, each of which hosts multiple targets that are either drill-ready, or can rapidly be brought up to a drill ready status by the completion of focused surface surveys. A highly effective targeting strategy was achieved by combining and interpreting information from the Company’s exploration surveys and extensive historical datasets. These datasets include results from soil geochemical sample grids, airborne magnetics and IP geophysical surveys, geological and alteration mapping and historical drilling. The large historical soils geochemical database (6,390 samples) was particularly useful.

The JOY technical information in this section is summarized from the Company’s National Instrument 43-101 Technical Report (“JOY Technical Report”) filed under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/ahr/Home.asp.

New Porphyry Cu-Au Potential at the PINE Deposit and MEX Deposit Target

The PINE Deposit is a northeast-trending, 2.5 km-long porphyry Cu-Au mineralized system located within an underexplored 6 km2 area of strong hydrothermal alteration, as defined by IP chargeability, alteration mapping and limited historical drilling. At the PINE Deposit, shallow historical drilling (most holes record less than 175 m vertical penetration) indicates that mineralization is open both laterally and to depth, with many of the holes ending in mineralization and some showing a downhole increase in Cu and Au grades. Examples of the historical results are provided in Table 6.

___________________________
3 SRK Consulting (Canada) Inc. 2013 NI-43-101 Technical Report on the Kemess Underground Project, British Columbia, Canada, AuRico Metals Ltd., Sedar

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Table 6: PINE DEPOSIT
Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int.(m)1,2,3	Cu(%)	Au(g/t)	Ag(g/t)4	Mo(%)	CuEQ(%)5,6
79-2	1.8	51.0	49.2	0.28	0.669	-	-	0.64
	99.0	127.5	28.5	0.32	0.647	-	-	0.67
80-07	10.8	48.2	37.4	0.22	1.353*	1.4	0.001	0.97*
Incl.	13.0	15.9	2.9	0.30	3.12	1.3	0.001	1.94*
	57.0	90.5	33.5	0.11	0.531	1.4	0.003	0.41
92-38	14.0	44.1	30.1	0.21	1.116	0.7	0.001	0.82
	53.5	192.2	138.7	0.09	0.381	0.6	0.003	0.31
92-40	14.0	49.2	35.2	0.21	1.506*	1.3	0.001	1.04*
Incl.	20.0	22.0	2.0	0.28	3.34	1.2	0.001	1.93*
	54.5	140.0	85.5	0.14	0.725	0.6	0.002	0.55
	164.5	182.7	18.2	0.08	0.367	0.6	0.001	0.29
93-41	69.5	113.0	43.5	0.13	0.741*	0.8	0.002	0.55*
Incl.	75.0	77.0	2.0	0.28	3.10	3.6	0.001	1.94*
	129.0	137.0	8.0	0.36	0.210	0.1	0.002	0.48
	189.0	197.0	8.0	0.10	0.375	0.6	0.003	0.32
	265.0	273.0	8.0	0.08	0.438	0.1	0.004	0.33
P97-04	55.1	75.3	20.2	0.15	0.510*	4.5	0.002	0.46*
Incl.	74.0	75.3	1.3	0.32	205.20	43.4	0.004	2.25*
	90.7	127.4	36.7	0.15	0.522	2.8	0.002	0.46*
	127.4	192.4	65.0	0.16	0.658*	2.3	0.002	0.54*
Incl.	150.0	153.0	3.0	0.28	39.80	16.1	0.003	2.02*
Incl.	166.8	168.4	1.6	0.17	4.36	4.4	0.001	1.84*
P97-08	127.7	268.6	140.9	0.17	0.492	2.0	0.002	0.46

For notes refer to Table 1.

●
Au and CuEQ values marked with an asterisk signify capping of very high Au assay results at 3.0 g/t for the composite calculation (3.0 g/t is the 98th percentile for Au in the JOY drill data). The included (Incl.) interval that follows presents the sample interval with the uncapped Au result.

In addition to the delineated drill-ready targets at the PINE Deposit, untested areas of high IP chargeability and/or soil geochemistry lie between the widely-spaced historical holes and extend outward laterally, with the majority of the surrounding 6 km2 area of strong hydrothermal alteration remaining to be fully explored.

Similarly, at the MEX deposit target widely-spaced historical drilling indicates that the system remains open both laterally and to depth.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Newly Identified Porphyry Cu-Au Targets

The MEX Cluster, located between the PINE Deposit and MEX mineralized systems, includes a series of new targets, that are characterized by coincident anomalies defined by geochemical, geophysical and mapping surveys. These new, well-defined targets are a priority for early drill testing.

Additional surface surveys are planned to prepare emerging drill targets at the Canyon South, Twins, SW Takla, Central Takla and the North Finley target areas for drilling. For example at Canyon South, a 1 km wide high-contrast >28 mV/V core of a 2 km-wide >18 mV/V IP chargeability anomaly closely coincides with a 500 m diameter magnetic high that is possibly related to an unidentified, and potentially mineralized, porphyry stock. Notably, two historical drill holes: PIN09-15, which encountered 11.43 g/t Au over 3 m, and MEX12-013, which recorded 0.05% Cu and 0.18 g/t Au over 62.3 m are located on the periphery of the Canyon South target and on the opposite sides of the open 2 km-wide IP chargeability anomaly. Such an occurrence of Au ± Cu could be related to the outer regions of a porphyry system. A new IP survey is proposed to expand the coverage of the historical IP to define the full extent of the chargeability anomaly in preparation for drill testing.

Amarc is planning the next phase of the JOY Project exploration to include core drill testing of drill- ready targets, undertaken concurrently with low-cost surface exploration work to efficiently bring the latter new exploration targets up to a drill-ready status. The Company has permits in hand to commence the proposed works.

JOY Project Royalties

The 100% Amarc owned JOY Project comprises the JOY, PINE and Paula properties, and also the STAKED Claims. The mineral claims comprising the STAKED Claims were staked and are owned 100% by the Company.

On November 21, 2017, Amarc acquired 100% interest in the 7,200 Ha JOY property from United Minerals Services Ltd., a private vendor. The JOY property is subject to an underlying 3% NSR royalty from production to a former owner, which is capped at $3.5 million.

On August 29, 2017, Amarc announced that it had concluded option agreements with each of Gold Fields Toodoggone Exploration Corporation (“Gold Fields”) and Cascadero Copper Corporation ("Cascadero"), which at that time held the PINE property in a 51%:49% joint venture, that enabled Amarc to purchase 100% of the property. On December 31, 2018, Amarc completed the purchase of Cascadero’s 49% interest in the PINE Property (Amarc MD&A December 31, 2018). Further on December 9, 2019, Amarc announced that it had reached an agreement with Gold Fields to amend the option agreement between the parties and purchased outright the remaining 51% of the PINE property from Gold Fields (Amarc news release, December 9, 2019).

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Gold Fields retains a 2.5% NPI royalty on mineral claims comprising about 96% of the PINE property and a 1% NSR royalty on the balance of the claims. The NPI royalty can be reduced to 1.25% at any time through the payment to Gold Fields of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.50% through the payment to Gold Fields of $2.5 million in cash or shares.

The PINE property is subject to a 3% underlying NSR royalty payable from production to a former owner and capped at $5 million payable from production (Amarc November 21, 2017 news release).

In November 2019 Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula property, located internal to the wider JOY Project tenure (Amarc MD&A December 31, 2019). The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

The Newton Au Property

Amarc reported the sale of the Newton gold project located in south-central in December, 2020 to a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”). Under the terms of the agreement, Amarc has received consideration comprising total cash of $300,000 and 5.5 million equity units (share plus warrant) in Carlyle valued at $0.25 per unit. Amarc now holds more than 12% of the issued and outstanding shares in Carlyle. In addition, Amarc retains a 2% NSR Royalty in the Property. The divestment of the Newton Property allows Amarc to retain exposure to the upside Au potential at Newton through its equity position in Carlyle and the retained NSR Royalty, whilst maintaining strategic focus on the development of its three high-value and expansive, 100%-owned Cu±Au districts - IKE, JOY and DUKE.

Amarc made a drill discovery at the Newton bulk-tonnage Au-Ag project in late 2009 and subsequently conducted exploration and delineation drilling at the deposit until June 2012.

An initial mineral resource estimate announced in September 2012, based on 24,513 m of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage Au discovery that remains open to further expansion. At a 0.25 g/t Au cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t Au and 2.1 g/t Ag, containing 1.6 million ounces of Au and 7.7 million ounces of Ag.

Inferred Mineral Resources at various cut-off grades are summarized in the table below.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

NEWTON GOLD PROJECT – INFERRED MINERAL RESOURCES

Cut-Off Grade	Size	Grade		Contained Metal
(g/t Au)	Tonnage (000 t)	Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
0.20	147,069	0.38	1.9	1,818	8,833
0.25	111,460	0.44	2.1	1,571	7,694
0.30	85,239	0.49	2.4	1,334	6,495
0.35	65,384	0.54	2.7	1,130	5,635
0.40	49,502	0.59	2.9	938	4,596

Notes:

1.
CIM definitions were followed for this mineral resource estimate. An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

2.
Inferred Mineral Resources were estimated using a long-term gold price of US$1,750 per ounce, a long-term silver price of US$25 per ounce, and a US$/C$ 1.00 exchange rate.

3.
Bulk density is 2.71 tonnes per cubic metre.

4.
Numbers may not add due to rounding.

5.
The Effective Date of the Mineral Resource is July 4, 2012; the Effective Date being defined as the date when Roscoe Postle Associates Inc. was in receipt of full data which informed the resource.

The Newton Inferred Mineral Resources were prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate is available on the Company’s profile on www.sedar.com.

The current Newton Resource extends over an area of approximately 800 m by 800 m and to a depth of
560 m, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive 7 km2 sulphide system that is characterized by widespread Au enrichment indicating good potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Exploration and resource expansion potential are clearly indicated at Newton by the large scale of the hydrothermal system, the structurally- and magmatically-active nature of the geological setting at the time of mineralization, the intensity of the hydrothermal alteration and the strong, widespread metal anomalies that have been confirmed by widely-spaced wildcat drilling. In addition, the Newton deposit occupies only one portion of an extensive IP geophysics chargeability anomaly. It is important to note that, beyond the currently delineated Newton Resource, anomalous concentrations of metals have been intersected in almost all exploration holes drilled on the property. Large portions of the system remain untested or have been tested only by widely-spaced reconnaissance drilling.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Market Trends

Average annual prices for Cu, Mo, Au and Ag during last 5 years are shown in the following table:

Average metal price (US$)
calendar year	Copper	Molybdenum	Gold	Silver
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016	2.21/lb	6.56/lb	1,251/oz	17.14/oz
2017	2.88/lb	7.26/lb	1,275/oz	17.01/oz
2018	2.96/lb	11.94/lb	1.269/oz	15.71/oz
2019	2.72/lb	11.36/lb	1,393/oz	16.21/oz
2020	2.80/lb	8.68/lb	1,769/oz	20.54/oz
2021 (to the date of this document)	3.68/lb	10.96/lb	1,844/oz	26.51/oz

1.3 SELECTED ANNUAL INFORMATION

Not required for the current period.

1.4 SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

($ 000’s)	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2020	2020	2020	2020	2019	2019	2019	2019
Net (income) loss	$(1,665)	$(262)	$515	$599	$581	$(479)	$553	$197
Basic and diluted (earnings) loss per share	$(0.01)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

The variations in net results over the fiscal quarters presented above were caused be the Company’s mineral exploration and evaluation activities, which if undertaken typically ramp-up in the summer during the 3rd calendar quarters. See the following section of the MD&A for additional discussions.

1.5 RESULTS OF OPERATIONS

During the three and nine months ended December 31, 2020, the Company recorded a net income of $1,665,000 and a net income of $1,412,000, respectively, compared to a net loss of $581,000 and a net loss of $655,000 for the comparative periods.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

The following table summarizes the operating results by major categories between the three and nine months ended December 31, 2020 and 2019:

Three months ended December 31, 2020 and 2019

	December 2020	December 2019
Exploration and evaluation expenditures	$237,000	$340,000
Administrative expenditures	132,000	194,000
Cost recoveries	(141,000)	(21,000)
Gain on disposition of mineral property	(1,935,000)	-

Nine months ended December 31, 2020 and 2019

	December 2020	December 2019
Exploration and evaluation expenditures	$1,237,000	$1,036,000
Administrative expenditures	387,000	607,000
Cost recoveries	1,221,000	1,183,000
Gain on disposition of mineral property	(1,935,000)	-

Exploration and evaluation expenditures in both the three months ended December 31, 2020 (the “2021 Q3”) and nine months ended December 31, 2020 (the “2021 Q3 YTD”) decreased against the same periods in fiscal 2020. This is due to substantially all of the exploration and evaluation costs related to field programs on operated properties during the 2021 Q3 YTD was funded by partners (see note 7(a) to the Financial Statements for the nine months ended December 31, 2020).

Administrative expenditures in both 2021 Q3 and 2021 Q3 YTD also decreased against the same periods in fiscal 2020. The reduction is the result of the management’s effort of maximization of cost effectiveness.

During the 2021 Q3, the Company sold its Newton Property and recognized a gain of $1,935,000 (see 7(b) to the Financial Statements for the nine months ended December 31, 2020).

The combined effect of the non-recurring event in 2021 Q3 relate to the recognition of gain on sale of Newton Property and the decrease in exploration, evaluation and administrative expenditures contributes to the significant increase in the net income for 2021 Q3 and 2021 Q3 YTD compared with the same periods in fiscal 2020.

During the three months ended September 30, 2020 (the “2021 Q2”) and 2021 Q3, the current quarter, by agreement Amarc operated three exploration programs named Jake, Mack and Windfall (the “Operated Properties”) for other entities with agreement for total reimbursement.

By operating the Jake and Mack exploration programs Amarc has the opportunity to judge their merits as potential acquisitions. A breakdown by project of the Company’s exploration and evaluation expenses for the three and nine months ended December 31, 2020 and 2019 is as follows:

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Nine months ended December 31, 2020	DUKE	IKE	JOY	Other	Operated Properties	Total
Assays and analysis	$7,276	$61,907	$7,878	$2,720	$49,261	$129,042
Drilling	1,248	–	–	–	145,638	146,886
Equipment rental	–	–	–	–	875	875
Geological, including geophysical	112,149	115,032	57,279	67,951	40,779	393,190
Helicopter and fuel	–	25,440	–	–	182,907	208,347
Property acquisition and assessment costs	–	50,198	–	–	1,448	51,646
Site activities	22,608	33,666	6,123	1,002	114,071	177,470
Socioeconomic	5,287	3,814	12,183	2,194	42,144	65,622
Technical data retention and management	10,333	20,521	13,958	–	8,394	53,206
Travel and accommodation	–	1,470	–	–	9,293	10,763
Cost Recoveries	(149,168)	(171,540)	(289,648)	(16,064)	(594,810)	(1,221,230)
Total	$9,733	$140,508	$(192,227)	$57,803	$–	$15,817

Nine months ended December 31, 2019	DUKE	IKE	JOY	Other	Total
Assays and analysis	$2,123	$73,664	$14,563	$136	$90,486
Drilling	–	–	–	–	–
Equipment rental	–	–	4,350	–	4,350
Geological, including geophysical	150,307	113,536	168,979	77,850	510,672
Helicopter and fuel	–	–	25,064		25,064
Property acquisition and assessment costs	24,700	50,198	17,872	25,000	117,770
Site activities	14,978	31,221	83,320	17,249	146,768
Socioeconomic	31,937	2,661	73,919	900	109,417
Technical data retention and management	–	8,333	8,334	–	16,667
Travel and accommodation	5,313	1,100	6,827	1,880	15,120
Cost Recoveries	–	(92,240)	(117,283)	(973,737)	(1,183,260)
Total	$229,358	$188,473	$285,945	$(850,722)	$(146,946)

Three months ended December 31, 2020	DUKE	IKE	JOY	Other	Operated Properties	Total
Assays and analysis	$–	$2,807	$1,350	$1,417	$37,454	$43,028
Drilling	1,248	–	–	–	–	1,248
Equipment rental	–	–	–	–	875	875
Geological, including geophysical	7,677	8,258	4,212	23,969	15,991	60,107
Helicopter and fuel	–	–	–	–	28,800	28,800
Property acquisition and assessment costs	–	50,000	–	–	1,448	51,448
Site activities	1,075	1,193	–	(1,843)	30,601	31,026
Socioeconomic	628	1,613	1,245	(2,018)	9,677	11,145
Technical data retention and management	3,333	–	–	–	5,060	8,393
Travel and accommodation	–	–	–	–	1,179	1,179
Cost Recoveries	–	–	–	(6,763)	(134,419)	(141,182)
Total	$13,961	$63,871	$6,807	$14,762	$(3,334)	$96,067

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Three months ended December 31, 2019	DUKE	IKE	JOY	Other	Total
Assays and analysis	$1,069	$32,036	$5,712	$–	$38,817
Drilling	–	–	–	–	–
Equipment rental	–	–	–	–	–
Geological, including geophysical	34,980	74,978	10,901	16,706	137,565
Helicopter and fuel	–	–	–	–	–
Property acquisition and assessment costs	2,418	50,000	17,522	25,000	94,940
Site activities	5,270	19,438	5,795	5,716	36,219
Socioeconomic	10,141	495	8,017	–	18,653
Technical data retention and management	–	5,001	5,001	–	10,002
Travel and accommodation	3,410	–	–	42	3,452
Cost Recoveries	–	–	(20,503)	–	(20,503)
Total	$57,288	$181,948	$32,445	$47,464	$319,145

1.6 LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

At December 31, 2020, the Company had a cash balance of $726,284 and a working capital of approximately $661,000 and the increase in the related party balances from $592,000 at March 31, 2020 to $768,000 at December 31, 2020. 2 million share purchase warrants at $0.05 exercised in October 2, 2020 provided liquidity of $100,000 with the proceeds received in September 2020.

Further advancement and development of the Company’s mineral property interests in the long run will require additional funding from a combination of the Company’s shareholders, existing or potential new partners, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its partners for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding. The Company continues to focus on preserving its cash resources while maintaining its operational activities.

The Company does not have any material capital lease obligations, purchase obligations or any other long-term obligations.

1.7 CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized.
The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

1.8 OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9 TRANSACTIONS WITH RELATED PARTIES

The required quantitative disclosure is provided in the Financial Statements, which are publicly available on SEDAR at www.sedar.com.

Hunter Dickinson Inc.
Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc is one of the publicly-listed companies for which HDSI provides a variety of contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. The Company’s President, Chief Executive Officer and Director, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements, along with the details of borrowings by the Company from Mr. Dickinson.

United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s directors. UMS is engaged in the acquisition and exploration of mineral property interests. UMS does incur third party expenses on behalf of the Company from time to time.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Details of transactions with UMS and the balance due to UMS as a result of such transactions are provided in the Financial Statements.

1.10 FOURTH QUARTER

Not required for the current period.

1.11 PROPOSED TRANSACTIONS

Except as discussed in this MD&A, there are no proposed transactions requiring disclosure under this section.

1.12 CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.13 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in the Financial Statements, which are publicly available on SEDAR at www.sedar.com.

1.14 FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash, amounts receivable, marketable securities, accounts payable and accrued liabilities, balance due to a related party, and director’s loan approximate their fair values due to their short-term nature.

1.15 OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1
ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.
(b)	expensed research and development costs	Not applicable.
(c)	deferred development costs	Not applicable.
(d)	general and administration expenses	See 1.5 Results of Operations above.
(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

1.15.2
DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Number
Common shares	180,602,894
Share purchase options	2,000,000
Share purchase warrants	11,000,000

1.15.3
DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.4
INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

●
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

1.15.5
LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision- making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16
RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:
●
the particular attributes of the deposit, such as size, grade and proximity to infrastructure;
●
metal prices, which may be volatile, and are highly cyclical; and
●
government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire, are added. The amounts and timing of expenditures will depend on:

●
the progress of ongoing exploration and development;
●
the results of consultants' analyses and recommendations;
●
the rate at which operating losses are incurred;
●
the execution of any joint venture agreements with strategic partners; and
●
the acquisition of additional properties and other factors, many of which are beyond the Company's control.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

The Company has limited working capital as at the current reporting date.

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects.

In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Risk Related to COVID-19

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact our business and results of operations and the operations of contractors and service providers. The outbreak has now spread to Canada where we conduct our principal business operations. Our plans to advance the exploration and development of our projects are dependent upon the Company’s ability to secure project specific financing, as well as our ability to continue the work required once financing has been secured through our employees and our contractors. The progress of work on our projects has been delayed and may further be delayed due to the effects of COVID-19. In addition, our personnel may be delayed in completing the required work that we are pursuing in connection with this process due to quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. Moreover, the spread of the coronavirus globally is expected to have a material adverse effect on global and regional economies and to continue to negatively impact stock markets, including the trading price of our shares as well as mineral commodity prices. These adverse effects on the economy, the stock market and our share price could continue to adversely impact our ability to raise capital, with the result that our ability to pursue exploration and development of our projects could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations and could delay our exploration and development plans for our projects.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.

Changes in Federal and Provincial Government Rules, Regulations or Agreements, or Their Application, May Negatively Affect the Company’s Ownership Rights, Its Access to or Its Ability to Advance the Exploration and Development of its Mineral Properties

The federal and provincial governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.